UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

DJSP ENTERPRISES, INC.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G7982P104

(CUSIP Number)

Daniel Eisner, Esq.

PROSKAUER ROSE LLP

11 Times Square
New York, NY 10036

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 7, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Name of Reporting Person: Jeffrey A. Valenty

I.R.S. Identification Nos. of above person (entities only): N/A

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) o

(b) o

3. SEC Use Only

4. Source of Funds (See Instructions): OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): o

6. Citizenship or Place of Organization:      United States of America

 Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power: 0

8. Shared Voting Power: 0

9. Sole Dispositive Power: 0

10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): o

13. Percent of Class Represented by Amount in Row (11)   0.0%

 14. Type of Reporting Person (See Instructions):  IN

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 3, 2010 (the “Schedule 13D”), on behalf of Jeffrey A. Valenty (the “Reporting Person” or “Mr. Valenty”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of DJSP Enterprises, Inc., a British Virgin Islands corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 900 South Pine Island Road, Suite 400, Plantation, FL 33324.

Certain terms used but not defined in this Amendment have the meanings assigned thereto in the Schedule 13D.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.  The Schedule 13D is hereby amended and supplemented by this Amendment as follows:

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of the $29.49 used to make the purchase of 200 Ordinary Shares on March 8, 2011 that occurred during concurrent sale transactions was the proceeds from prior sales of Ordinary Shares on such date.

ITEM 4.         PURPOSE OF TRANSACTION

Item 4 of this Schedule 13D is hereby amended to add the following information:

The Voting Agreement was terminated effective November 19, 2010.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

Item 5 of this Schedule 13D is hereby supplemented as follows:

(a)	Aggregate Beneficial Ownership:

As of the date of this Amendment, Mr. Valenty does not own any of the outstanding Ordinary Shares.

(b)	Power to Vote and Dispose of the Issuer Shares:

As of the date of this Amendment, Mr. Valenty does not have voting or disposition authority over any of the outstanding Ordinary Shares.

(c)	Transactions Effected During the Past 60 Days:

On January 18, 2011, Mr. Valenty exchanged his Common Units of DAL for an aggregate of 722,668 Ordinary Shares, in accordance with the terms of the First Amended and Restated Limited Liability Company Agreement of DAL, dated as of January 15, 2010, as amended.

The table below sets forth all of the purchases and sales of Ordinary Shares effected by Mr. Valenty during the 60 days prior to March 15, 2011.  All of such transactions were effected in broker transactions on the NASDAQ stock market.

Date	Type	Amount of Shares	Price Per Share ($)
01/18/2011	Sale	2,435	0.73
01/20/2011	Sale	79,097	0.56
01/20/2011	Sale	6,512	0.61
01/21/2011	Sale	8,300	0.58
02/14/2011	Sale	400	0.46
02/15/2011	Sale	10,000	0.45
02/18/2011	Sale	9,600	0.43
02/22/2011	Sale	4,672	0.38
03/04/2011	Sale	5,800	0.24
03/07/2011	Sale	128,153	0.13
03/07/2011	Sale	8,800	0.14
03/07/2011	Sale	100,000	0.15
03/07/2011	Sale	259,099	0.14
03/07/2011	Sale	200	0.15
03/08/2011	Purchase	200	0.15
03/08/2011	Sale	99,800	0.11

As a result of the sale on January 21, 2011, Mr. Valenty ceased to own 5% of the outstanding Ordinary Shares, however at such time aggregate dispositions of the Ordinary Shares by Mr. Valenty since the filing of the Schedule 13D had not exceeded 1% of the outstanding Ordinary Shares, and such sale was not determined to be a material change in the facts presented in the Schedule 13D.  On March 7, 2011, aggregate sales of Ordinary Shares held by Mr. Valenty exceeded 1% of the outstanding Ordinary Shares since the filing of the Schedule 13D, resulting in a reduction of Mr. Valenty’s beneficial ownership to 2.7% of the outstanding Ordinary Shares.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

On January 21, 2011, Mr. Valenty ceased to own 5% of the outstanding Ordinary Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2011
/s/ Jeffrey A. Valenty Jeffrey A. Valenty